December 11, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Re:	Neuberger Berman Equity Funds
(series and classes of the Trust
listed on Schedule A)
File Nos. 002-11357; 811-00582
Post-Effective Amendment No. 161

Ladies and Gentlemen:

We have acted as counsel to Neuberger Berman Equity Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 161 to the Trust's Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

Securities and Exchange Commission
December 11, 2012

SCHEDULE A

SERIES	CLASSES
Neuberger Berman Emerging Markets Equity Fund Neuberger Berman Equity Income Fund	Class A, Class C, Class R3 and Institutional Class
Neuberger Berman Focus Fund	Advisor, Class A, Class C, Institutional, Investor and Trust Classes
Neuberger Berman Genesis Fund	Advisor, Class R3, Institutional, Investor and Trust Classes
Neuberger Berman Guardian Fund Neuberger Berman Mid Cap Growth Fund Neuberger Berman Partners Fund Neuberger Berman Small Cap Growth Fund	Advisor, Class A, Class C, Class R3, Institutional, Investor and Trust Classes
Neuberger Berman International Equity Fund Neuberger Berman International Fund Neuberger Berman Regency Fund Neuberger Berman Socially Responsive Fund	Class A, Class C, Class R3, Institutional, Investor and Trust Classes
Neuberger Berman International Large Cap Fund Neuberger Berman Real Estate Fund	Class A, Class C, Class R3, Institutional and Trust Classes

Neuberger Berman Global Equity Fund
Neuberger Berman Global Thematic Opportunities Fund
Neuberger Berman Intrinsic Value Fund
Neuberger Berman Large Cap Value Fund
Neuberger Berman Multi-Cap Opportunities Fund
Neuberger Berman Select Equities Fund

Class A, Class C and Institutional Classes
Neuberger Berman Large Cap Disciplined Growth Fund	Class A, Class C, Class R3, Investor and Institutional Classes